Exhibit 99.5

RNS Number: 4793C
Wolseley PLC
01 September 2004

Schedule 5 – Block Listing Six-Monthly Return

1 Name of company:
Wolseley plc

2 Name of Scheme:
Executive Share Option Scheme 1989

3 Period of Return – From:
1 March 2004
To:
31 August 2004

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
2,755,959 Ordinary 25p shares

5 Number of shares issued/allotted under scheme during period:
400,848

6 Balance under scheme not yet issued/allotted under scheme at end of period:
2,355,111

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
400,000 Ordinary 25p shares listed on 22.06.2001 ref 0007-0003 (utilised)
400,000 Ordinary 25p shares listed on 16.11.2001 ref 00008-0002 (utilised)
350,000 Ordinary 25p shares listed on 20.02.2002 ref RA/Wolseley plc/00009 (utilised)
490,000 Ordinary 25p shares listed on 02.04.2002 ref RA/Wolseley plc/00010 (utilised)
2,000,000 Ordinary 25p shares listed on 04.11.02 ref RA/Wolseley plc/00011
1,375,000 Ordinary 25p shares listed on 01.10.03 ref RA/Wolseley plc/00012

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
585,083,518

Contact name for queries:
M J White

Contact telephone number:
0118 929 8700

Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA

Name of person making return:
M J White

Position of person making return:
Group Company Secretary and Counsel

Additional Information:

This information is provided by RNS
The company news service from the London Stock Exchange

END